EXHIBIT 99.1

Stantec bolsters environmental services capabilities in the Netherlands with acquisition of AGEL adviseurs

EDMONTON, Alberta and NEW YORK, Dec. 02, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Global design firm Stantec has expanded its capabilities in the Netherlands with the acquisition of AGEL adviseurs (AGEL), a multi-discipline engineering firm specializing in environmental services, spatial development, infrastructure, and GIS services. The 75-person firm, based in Oosterhout, is a recognized leader in the Netherlands with a longstanding history in the country’s southwest and central regions. Financial terms of the transaction were not disclosed.

“AGEL enhances Stantec’s global Environmental Services practice and strategically complements our offerings in the Netherlands, where our work has historically focused on the central and northern regions. With the addition of this passionate, community-focused team, we can better support clients across the country and build upon our relationships with an enhanced suite of services,” said Pieter van der Zwet, Stantec’s Regional Leader for Continental Europe. “We are well positioned for organic growth by expanding Stantec’s portfolio of services in this region toward spatial development, the energy transition, and geo- and environmental measurement."

Founded in 1986, AGEL is a trusted consultant to local municipalities and land developers, with advisory services focused on supporting the circular economy, climate adaptation, area development, and the energy transition. The team’s expertise spans master planning, landscape design, roadway engineering, sustainable building design, environmental studies, and GIS analysis. The AGEL team integrates advanced technology with market-leading expertise, leveraging tools such as Building Information Modeling (BIM) and geo viewers to better serve clients and the community.

“Joining Stantec allows us to unlock added value for our clients by tapping into a broader range of services and creating a truly national presence backed by extensive global expertise,” said Remco van Dessel, Director for AGEL. “This also creates an incredible opportunity for our team members, who will have access to Stantec’s global network of experts, resources, and innovation for continued growth opportunities.”

Notable projects in AGEL’s portfolio include:

  The Treeport Business Centre in Zundert is a business park serving the tree cultivation industry on approximately 60 hectares (148 acres) along the border of Belgium. As the project process manager, AGEL consulted on location studies, 3D visualization and modelling, zoning plans, environmental surveys, and technical development of construction and infrastructure.
  The redevelopment of the former office of the UWV, the Dutch employee insurance agency, on the Markendaalseweg in Breda will include 170 apartments and commercial space. AGEL’S role on the project involves feasibility studies, zoning plans, demolition preparation, and soil remediation.
  The province of Utrecht has made it a priority to advance road safety. To support this effort, AGEL has provided surveying services to measure safety indicators for various roadway elements.
  In Oisterwijk, the 11-hectare (27-acre) Koninklijke Verenigde Leder (Royal United Leather) site, which at one point was Europe's largest leather factory, is now under redevelopment. AGEL’s role in transforming the 100-year-old plant into a business park has involved procurement planning, project management, authentication and validation, water management and sewage planning, and project design.

With 22,000 team members working worldwide, Stantec has more than 220 employees based in the Netherlands.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Media Contacts	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 923-6085	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

Remco van Dessel
AGEL Media Relations
Ph +31 6 22 888 991
rvdessel@ageladviseurs.nl

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